SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Morgan Beaumont, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

61689A107
(CUSIP Number)

November 15, 2006
(Date of Event Which Requires Filing of this Statement)

Check	the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b) |X| Rule 13d-1(c) |_| Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No.	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter A. Massaniso

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	SOLE VOTING POWER 4,582,625

	6.	SHARED VOTING POWER N/A

	7.	SOLE DISPOSITIVE POWER 4,582,625

	8.	SHARED DISPOSITIVE POWER N/A

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,582,625

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

12.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Morgan Beaumont, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

6015 31st Street East
Bradenton, Florida 34203

Item 2(a).	Name of Person Filing:

Peter A. Massaniso

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 50006
Jacksonville Beach, FL 32240

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class or Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

61689A107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

N/A

CUSIP No.	Page 4 of 6 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned:

4,582,625 shares, owned as follows: 158,750 shares of common stock held by Massaniso & Company, Inc.; 222,000 shares of common stock held by Peter A. Massaniso; 63,125 shares of common stock held by Ponte Vedra Partners Limited; and 138,750 shares of common stock held by Pinnacle Asset Management. The amount beneficially owned also includes 4,000,000 shares of common stock underlying a Senior Secured Convertible Promissory Note held by Ponte Vedra Partners Limited, which first became convertible into common stock on November 15, 2006 as a result of stockholder approval of an amendment to the issuer’s articles of incorporation increasing the authorized shares of common stock.

Peter Massaniso has voting and dispositive power over the securities held by Massaniso & Company, Inc., Pinnacle Asset Management and Ponte Vedra Partners Limited. Mr. Massaniso disclaims beneficial ownership of the securities held by these entities except for his pecuniary interest therein.

(b) Percent of Class:

5.6%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

4,582,625

(ii) shared power to vote or to direct the vote:

N/A

(iii) sole power to dispose or to direct the disposition of:

4,582,625

(iv) shared power to dispose or to direct the disposition of:

N/A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Instruction: Dissolution of a group requires a response to this item.

CUSIP No.	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

(a) N/A

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2006
Date

By:      /s/ Peter A. Massaniso
            Peter A. Massaniso